UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 15, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NCL Corporation Ltd.

File No. 333-170141 - CF#26264

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NCL Corporation Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 26, 2010, as amended.

Based on representations by NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through February 26, 2016
Exhibit 10.17	through February 26, 2016
Exhibit 10.26	through February 26, 2016
Exhibit 10.32	through February 26, 2016
Exhibit 10.41	through February 26, 2016
Exhibit 10.42	through February 26, 2016
Exhibit 10.52	through December 31, 2012
Exhibit 10.55	through October 22, 2013
Exhibit 10.56	through October 7, 2014
Exhibit 10.57	through February 26, 2016
Exhibit 10.58	through February 26, 2016
Exhibit 10.60	through February 26, 2016
Exhibit 10.61	through February 26, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel